

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 21, 2016

Paul Averback
President and Chief Executive Officer
Nymox Pharmaceutical Corporation
Bay & Deveaux Streets, Second Floor
Nassau, The Bahamas

   Re: Nymox Pharmaceutical Corporation
     Form 20-F
     Filed March 31, 2016
     File No. 001-12033

Dear Dr. Averback:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Item 4. Information on the Corporation

AlzheimAlert ™; an Aid to the Diagnosis of Alzheimer's Disease, page 12

1. We note your disclosure on page 12 regarding your product, AlzheimAlert. However, we note that disclosure regarding this product is absent elsewhere in the Form 20-F and you do not discuss your agreements with Massachusetts General Hospital, Rhode Island Hospital or Brown University. Additionally, we note that AlzheimAlert is not identified as one of your products on your website. Please tell us about any changes in your product line and agreements that were previously material to your business and tell us why you did not disclose these changes in your Form 20-F.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance